   Request for Acceleration of Effective Date of Registration Statement of
    OFI Tremont Core Strategies Hedge Fund Pursuant to Rule 461 under the
                      Securities Act of 1933, as amended

VIA EDGAR

February 7, 2008

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

            Re:  Oppenheimer OFI Tremont Core Strategies Hedge Fund
                     N-14

To the Securities and Exchange Commission:

      OFI Tremont Core Strategies Hedge Fund (the "Registrant") and
OppenheimerFunds Distributor, Inc., as general distributor of the
Registrant's shares, hereby request the acceleration of the Registrant's
Registration Statement on Form N-14, filed herewith, to February 8, 2008, or as soon as practicable thereafter.

      We initially filed a Form N-14 on January 4, 2007, followed by
Pre-Effective Amendment Nos. 1 and 2 on January 7, 2008 and February 6, 2008,
respectively.  Pre-Effective Amendment No. 2 was filed on form type N-14/A.
This filing is being made on form type N-14 (submission header N-14 8C) to cure technical issues that arose in connection with our filing of
Pre-Effective Amendment No. 2 on form type N-14/A.  To this extent, this filing supersedes the filing made on February 6, 2008 of Pre-Effective
Amendment No. 2.

      The undersigned hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              OFI Tremont Core Strategies Hedge Fund

                              By:   /s/ Phillip S. Gillespie

                              -----------------------------------------------
                                   Phillip S. Gillespie, Assistant Secretary

                              OppenheimerFunds Distributor, Inc.

                              By:  /s/  Janette Aprilante

                               -----------------------------------------------
                                   Janette Aprilante, Secretary